

November 24, 2015

Via Email
Janet McWilliams
General Counsel
Driehaus Capital Management LLC
25 East Erie Street
Chicago, IL 60611

      Re: **Towers Watson & Co.**
             Notice of Exempt Solicitation | PX14A6G
             Submitted on EDGAR September 15, 2015
             File No. 001-34594

Dear Ms. McWilliams:

We have limited our review of the above-captioned submission to the issue we have addressed in the following comment. Our comment may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

<u>PX14A6G</u>

1. We note that Driehaus Capital has submitted materials pursuant to Rule 14a-6(g)(1). In particular, we note disclosure that Driehaus Capital has sold short shares of Willis Group Holdings plc as of September 14, 2015. In light of the disclosed short position, please provide us with a brief legal analysis as to the availability of the exemption under Rule 14a-2(b)(1). Please expressly discuss whether Driehaus Capital has a substantial interest in the subject matter of the solicitation such that the referenced short position would represent a benefit from a successful solicitation that would not be shared pro rata by all other holders of Towers Watson common stock. Please refer to Rule 14a-2(b)(1)(ix).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the submission to be certain that it includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the soliciting person is in possession of all facts relating to the disclosure presented in their submission, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the soliciting person acknowledging that:

- the soliciting person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the submission; and

- the soliciting person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos at (202) 551-3266 or me at (202) 551-3203 if you have any questions.

Sincerely,

/s/ Bryan J. Pitko

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions